EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three Months Ended	Years Ended
	March 31,	December 30,	December 31,	January 2,	January 3,	December 28,
	2017	2017	2016	2016	2015	2013
Earnings Available for Fixed Charges:
Income Before Taxes	$75.0	$277.2	$266.4	$196.9	$90.3	$170.5
Interest Expense	13.0	56.1	58.7	60.2	39.1	42.4
Estimated Interest Component of Rental Expense	4.0	15.5	14.1	15.0	12.8	13.1
Total Earnings Available for Fixed Charges	$92.0	$348.8	$339.2	$272.1	$142.2	$226.0

Fixed Charges:
Interest Expense	$13.0	$56.1	$58.7	$60.2	$39.1	$42.4
Estimated Interest Component of Rental Expense	4.0	15.5	14.1	15.0	12.8	13.1
Total Fixed Charges	$17.0	$71.6	$72.8	$75.2	$51.9	$55.5
Ratio of Earnings to Fixed Charges	5.4	4.9	4.7	3.6	2.7	4.1